SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                             (Amendment No. ___)(1)

                        Energy Services Acquisition Corp.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   29271Q 10 3
                                 --------------
                                 (CUSIP Number)

                                 Edsel R. Burns
                                2450 First Avenue
                              Huntington, WV 25703
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                September 6, 2006
              ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


--------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

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    CUSIP NO. 31969M 10 5                               Page 2 of 9 Pages
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================================================================================

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Edsel R. Burns

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                       PF
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------

    NUMBER OF SHARES      7     SOLE VOTING POWER
 BENEFICIALLY OWNED BY                537,500
 EACH REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                          8     SHARED VOTING POWER
                                      0
--------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                      537,500
--------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  537,500
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.00%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                    IN
================================================================================


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    CUSIP NO. 31969M 10 5                               Page 3 of 9 Pages
    -----------------------------------               --------------------------


Item 1. Security and Issuer

     State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

     This statement relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Energy Services Acquisition Corp. ("Issuer"). The address of the principal executive office of the Issuer is 2450 First Avenue, Huntington, West Virginia 25703.

Item 2. Identity and Background

     If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

     This statement is being filed by Edsel R. Burns as the beneficial owner of 537,500 shares of Common Stock, or 5.00% of the outstanding shares of Common Stock.

          (a)  Name:

                  Edsel R. Burns

          (b)  Residence or Principal Address:

                  Edsel R. Burns
                  2450 First Avenue
                  Huntington, West Virginia 25703

          (c)  Present   principal   occupation  or  employment  and  the  name,
               principal business and address of any corporation or other organization in which such employment is conducted:

                  Director
                  Energy Services Acquisition Corp.
                  2450 First Avenue
                  Huntington, West Virginia 25703

                  President and Chief Executive Officer
                  C. J. Hughes Construction Company, Inc.
                  2450 First Avenue
                  Huntington, West Virginia 25703


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    -----------------------------------               --------------------------
    CUSIP NO. 31969M 10 5                               Page 4 of 9 Pages
    -----------------------------------               --------------------------

                  Director
                  Premier Financial Bancorp, Inc.
                  2883 Fifth Avenue
                  Huntington, West Virginia 25702

          (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

               Edsel  R.  Burns  has  not,  during  the last  five  years,  been
               convicted  in  any   criminal   proceeding   (excluding   traffic
               violations or similar misdemeanors.)

          (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

               Edsel R. Burns has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship.

               Edsel R. Burns is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

     State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and filed such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

     Mr. Burns purchased the shares of Common Stock with his personal funds.

    -----------------------------------               --------------------------
    CUSIP NO. 31969M 10 5                               Page 5 of 9 Pages
    -----------------------------------               --------------------------


Item 4. Purpose of the Transaction

     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

          Mr. Burns is a director of the Issuer. He presently has no plan and is not considering any proposal that relates or would result in any of the actions listed below. Mr. Burns may form such a plan or proposal in the future.

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

               None.

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the issuer or any of its subsidiaries;

               Mr. Burns is a director of the Issuer, a newly organized blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an operating business. The Issuer, its management or board of directors does not have any specific business combination under consideration, and has not had any preliminary contacts or discussions with any target business regarding a business combination.

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

               None.

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               None.

          (e) Any material change in the present capitalization or dividend policy of the issuer;

               None.

          (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

               None.

    -----------------------------------               --------------------------
    CUSIP NO. 31969M 10 5                               Page 6 of 9 Pages
    -----------------------------------               --------------------------


          (g)  Changes  in  the   issuer's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

               None.

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               None.

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               None.

          (j)  Any action similar to any of those enumerated above.

               None.

Item 5. Interest in Securities of the Issuer

          (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item
               2. The above-mentioned information should also be furnished with respect to persons who, together with any of the persons named in
               Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

               As of the date hereof, Edsel R. Burns owns 537,500, or 5.00% of the outstanding, shares of Common Stock.

          (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

               See paragraph (a).

    -----------------------------------               --------------------------
    CUSIP NO. 31969M 10 5                               Page 7 of 9 Pages
    -----------------------------------               --------------------------

          (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss.13d-191), whichever is less, by the persons named in response to paragraph (a).

               No transactions were effected by or on behalf of the Edsel R. Burns during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

     The shares of Common Stock owned by Mr. Burns are subject to a lock-up voting agreement pursuant to a Letter Agreement, dated April 4, 2006, among Mr. Burns, the Issuer and Ferris, Baker Watts, Incorporated. If the Issuer solicits approval of its stockholders of a business combination, Mr. Burns will vote all shares of Common Stock acquired by him (i) prior to the IPO,
     (ii) in the IPO and (iii) in the aftermarket in accordance with a majority of the shares voted by the public shareholders in the IPO and waive any redemption rights he might have with respect to certain of such shares.

Item 7. Material to Be Filed as Exhibits

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) ss.240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

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    CUSIP NO. 31969M 10 5                               Page 8 of 9 Pages
    -----------------------------------               --------------------------


     The following item is attached as an exhibit to this report:

     Exhibit 99.1 Letter Agreement between Edsel R. Burns, the Issuer and Ferris, Baker Watts (incorporated by reference to Exhibit
                   10.1 of the Registration Statement (Registration Number 333-133111) on Form S-1 as filed on April 7, 2006, as amended).

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    CUSIP NO. 31969M 10 5                               Page 9 of 9 Pages
    -----------------------------------               --------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 18, 2006



                                            /s/ Edsel R. Burns
                                            --------------------------
                                            Edsel R. Burns